Consent of Independent Registered Public Accounting Firm

The Board of Directors

Taubman Centers, Inc.

and Plan Administrator

The Taubman Company and

Related Entities Employee

Retirement Savings Plan

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-81577) of The Taubman Company and Related Entities Employee Retirement Savings Plan of our report dated May 19, 2006, with respect to the statements of net assets available for benefits of The Taubman Company and Related Entities Employee Retirement Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of The Taubman Company and Related Entities Employee Retirement Savings Plan.

KPMG LLP

Chicago, Illinois

June 14, 2006